FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☒        Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            ☐            No            ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            ☐            No            ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            ☐            No            ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA Board of Directors communication.

“BBVA, S.A.”, in compliance with article 82 of the Spanish Securities and Exchange Commission Act (Ley de Mercado de Valores), hereby reports the following:

SIGNIFICANT EVENT

The Board of Directors of BBVA, at a meeting held today, 2nd December 2004, has unanimously agreed to report certain events and opinions to the public, including the following:

•	Last week the chairman of SACYR VALLEHERMOSO informed the chief operating officer of BBVA, of its decision to acquire an interest in BBVA’s capital and to appoint representatives to its board of directors. In a later telephone conversation between the chairmen of both organisations it was agreed to hold a meeting today at 10 am to learn the details and discuss the matter. At the request of Mr Luis del Rivero this meeting was cancelled until further notice. In view of the various relevant events which SACYR VALLEHERMOSO has reported to the securities markets in recent days, the board therefore feels it necessary to make its own position public.

•	The board of directors confirms its absolute confidence in BBVA’s business plans and business model as directed by the current management team.

•	The board believes that SACYR VALLEHERMOSO’s pretensions, as stated in recent communications to the market, are not in the best interests of BBVA, its shareholders, employees and customers. Furthermore they are not in accordance with the model of corporate governance adopted by the Bank – in line with the strictest international recommendations.

•	According to the notifications made to the markets and to the relevant supervisory bodies, SACYR VALLEHERMOSO wishes to acquire about 3.1% of BBVA’s share capital. Together with the agreements it claims to have made with other investors which are supposedly also prepared to purchase shares, it would hold 3.6%. This holding however would not entitle such a group of shareholders to elect a single person to the bank’s board of directors. For this purpose it would be necessary to control at least 6.25% of share capital and to meet the other legal requirements.

Consequently, any membership of the board of directors must be justified by reasons other than the number of share held, and these reasons must make such membership advisable or appropriate in the interests of the bank. As explained below, the board doubts that such reasons exist.

•	The proposed membership would not contribute additional stability to the structure of the bank’s shareholdings. It is also difficult to imagine that a company the size of SACYR VALLEHERMOSO, for which the proposed investment represents approximately 75% of current equity, would be able to guarantee a permanent, continuous and non-speculative presence on the board. In reality this holding would be subject to the eventual vicissitudes of its main line of business and to the structure of SACYR VALLEHERMOSO’s shareholders. It could not therefore be considered as a relevant shareholder for an entity that enjoys the size and importance of BBVA in the markets in which it operates.

•	It is also important to point out that acceptance of the proposal on membership of the board under the published terms would be contrary to BBVA’s model of corporate governance. This model strictly regulates possible conflicts of interest between directors and company.

In particular, the presence of shareholders and directors of SACYR VALLEHERMOSO who are also linked to SANTANDER CENTRAL HISPANO, to CAIXA GALICIA and to other savings banks that directly compete with BBVA, could lead to conflicts of interest that would be difficult to reconcile with the above-mentioned principles of corporate governance.

In view of the above, the board – in defence of the corporate interest and that of its shareholders – believes that there are no motives for considering any eventual request from SACYR VALLEHERMOSO regarding board membership if the announced investment takes place.

Madrid, 2nd December 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December, 2nd 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.